UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TechTeam Global, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

878311 10 9

(CUSIP Number)

COPY TO:

Seth W. Hamot	Jeffrey R. Katz, Esq.
Roark, Rearden & Hamot, LLC	Ropes & Gray LLP
420 Boylston Street	One International Place
Boston, MA 02116	Boston, MA 02110
(617) 595-4400	(617) 951-7072

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 9, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 873,943[1]
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 873,943[1]
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,943[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[2]
14.	TYPE OF REPORTING PERSON* IN, HC

1 The Filers owned 873,943 shares of the Issuer’s Common Stock on the date hereof.

2 The percentage ownership of the Filers in the Issuer’s Common Stock is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 873,943[1]
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 873,943[1]
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,943[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[2]
14.	TYPE OF REPORTING PERSON* PN

1 The Filers owned 873,943 shares of the Issuer’s Common Stock on the date hereof.

2 The percentage ownership of the Filers in the Issuer’s Common Stock is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 7 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 873,943[1]
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 873,943[1]
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,943[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[2]
14.	TYPE OF REPORTING PERSON* OO – Other

1 The Filers owned 873,943 shares of the Issuer’s Common Stock on the date hereof.

2 The percentage ownership of the Filers in the Issuer’s Common Stock is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 7 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

TechTeam Global, Inc.

This amendment (“Amendment No. 2”) amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, by Costa Brava Partnership III L.P., Roark, Rearden & Hamot, LLC, and Seth W. Hamot with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the “Common Stock”), of TechTeam Global, Inc., a Delaware corporation (the “Issuer”). Each of the parties listed in the immediately preceding sentence is referred to individually as a “Filer” and collectively as the “Filers.”

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended by adding the following:

On January 9, 2006, Kasowitz, Benson, Torres & Friedman LLP, as counsel to and on behalf of Costa Brava Partnership III L.P., sent a letter to the Secretary of the Issuer. A copy of the letter is filed as Exhibit 99.1 hereto and incorporated herein by reference.

As of the date of this Amendment No. 2, except as set forth above, none of the Filers has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Although the Filers have made their investment in the Issuer in the ordinary course of business and not for the purpose of changing or influencing the control of the Issuer, the Filers reserve their rights to make such plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5.	Interest in Securities of the Issuer.

(a) The Filers are the beneficial owners of 873,943 shares of Common Stock (approximately 8.8% of the shares of Common Stock outstanding as reported in the Issuer’s filing on Form 10-Q for the quarter ended September 30, 2005).

(c) The Filers have not purchased or sold shares of Common Stock of the Issuer since filing Amendment No. 1 on Schedule 13D on December 20, 2005.

Item 7.	Material to be Filed as Exhibits.

Exhibit A—Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 99.1—Letter to the Secretary of the Issuer dated January 9, 2006.

Page 5 of 7 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 10, 2006
Date

/s/ Seth W. Hamot
Signature

Seth W. Hamot
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D.

99.1	Letter to the Secretary of the Issuer dated January 9, 2006.

Page 7 of 7 Pages

EXHIBIT A

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: January 10, 2006

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By	/s/ Seth W. Hamot
Seth W. Hamot President

Exhibit 99.1

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

1633 BROADWAY

NEW YORK, NEW YORK 10019-6799

212-506-1700

ANDREW K. GLENN 212-506-1747	FACSIMILE: 212-506-1800	ATLANTA HOUSTON NEWARK

January 9, 2006

VIA FEDERAL EXPRESS

Michael A. Sosin, Esq.

Vice President, General Counsel, and Secretary

Techteam Global, Inc.,

27335 West 11 Mile Road

Southfield, Michigan 48034

Re:	Demand for Inspection of Corporate Books and Records

Dear Mr. Sosin:

This firm represents Costa Brava Partnership III L.P. (“Costa Brava”), the beneficial owner of 873,943 shares of common stock of Techteam Global, Inc. (“Techteam” or the “Company”). Attached hereto as Exhibit A is a true and correct copy of an account statement received by Costa Brava from UBS Financial Services, Inc., dated January 6, 2006, that reflects Costa Brava’s beneficial ownership of those Techteam shares. Attached hereto as Exhibit B is a power of attorney authorizing this firm to act on behalf of Costa Brava.

The purpose of this letter is to obtain access to certain books and records of the Company to investigate:

•	The conversion or exploitation by members of the Company’s Board of Directors (the “Board”) and/or senior management of their positions and/or assets of the Company for personal gain;

•	Whether you, as Secretary of the Company, have been barred from fulfilling your duty to attend Board meetings and take minutes thereof under Article III, Section 12 of the Company’s Amended By-Laws; and

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

•	Whether minutes of all meetings of the Board and its committees have been taken in accordance with Article II, Section 4 of the Company’s Amended By-Laws.

We need access to the items identified herein to investigate mismanagement and self-dealing by certain members of the Board. First, we believe the composition of the Board, including an ex-Ford executive, has created obvious conflicts of interest inherent in the Board’s decision-making process. We believe these facts may have unfairly biased the Board’s deliberations regarding an appropriate successor to the current Chief Executive Officer. Second, we wish to investigate the troubling issues raised in Costa Brava’s Form 13-D filing, dated December 19, 2005, regarding the replacement of the Company’s Chief Executive Officer, William F. Coyro, Jr., just five months after the Company extended Mr. Coyro’s employment agreement for an additional three years.

Moreover, at a December 20, 2005 meeting of the Board attended by Costa Brava, you, as Secretary, were not present for unexplained reasons, and, to the best of our knowledge, the Board did not appoint any party to take formal minutes of the meeting in your stead. Accordingly, we seek copies of Board minutes to ensure that accurate minutes of all Board meetings are being taken, particularly with respect to matters relating to any pending internal investigations.

Please accept this letter as a demand on behalf of Costa Brava for inspection of certain books and records of the Company pursuant to 8 Del. C. § 220 and Article IV, §1 of the Company’s Amended By-Laws. Accordingly, pursuant to 8 Del. C. § 220(b), Costa Brava demands the opportunity promptly to inspect and copy the following documents:

1. All documents concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position.

2. All documents of the Board’s Compensation Committee concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position.

3. All minutes, notes and memoranda concerning or summarizing meetings, discussions and/or deliberations of the Board where the Company Secretary, Michael A. Sosin, was not present.

4. All documents reflecting communications, discussions and/or correspondence between and/or among Board members (including any Board members on any independent committee established by the Board) concerning investigations of abuse of corporate position, conflicts of interest, conversion of position for monetary gain, and/or any other possible breach of corporate fiduciary duty by any Board members and/or senior management.

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

5. All documents reflecting communications, discussions and/or correspondence between and/or among Board members of the Company relating to deliberations and/or discussions of the Board to exclude the Company’s Secretary from recording the minutes of Board meetings.

6. All documents concerning the retention and/or employment of Tom Kienbaum or William Weaver as counsel to the Board (or any committee thereof) or the Company.

7. All documents of the Company related to the Board deliberations and/or consideration to amend the Company’s Amended By-Laws at any time during the past three (3) months.

8. All documents reflecting communications, discussions and/or correspondence between and/or among the Board members and/or any other person or entity, relating to the search for a Chief Executive Officer to succeed William F. Coyro, Jr. These documents would include specifically, but not exhaustively, minutes of the Board meetings, or committees of the Board, during which Mr. Coyro’s continued employment as Chief Executive Officer was discussed, as well as all correspondence concerning such, including emails.

9. All documents relating to the retention of Korn/Ferry International (“KFI”) on behalf of the Company to provide executive search services for the Company. Specifically, any contracts between KFI and the Company as well as the resumes of any candidates provided by KFI to the Company for review.

10. All materials provided by KFI to the Company.

Costa Brava will bear the reasonable costs incurred by the Company in connection with the production of the above documents and will agree to a reasonable confidentiality agreement to protect any non-public information from disclosure.

Costa Brava hereby designates Mr. Seth Hamot (the Managing Member of Roark, Rearden & Hamot, L.L.C., which is Costa Brava’s General Partner) to conduct, as Costa Brava’s agent, the inspection and copying requested herein.

Please advise the undersigned as promptly as practicable when and where the items identified above will be made available for inspection and copying. We look forward to your prompt and favorable response. If you refuse to do so by January 13, 2006, however, we intend to seek relief in the Delaware Chancery Court without further delay.

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

Nothing herein is a waiver of any of Costa Brava’s rights and remedies, all of which are hereby reserved.

Very truly yours,

/s/ Andrew K. Glenn

Andrew K. Glenn

Sworn to before me this 9th day of

January, 2006

/s/ Lana Rafailova

Lana Rafailova

Notary Public, State of New York

No. 01RA6042271

Qualified in Kings County

Commission Expires May 22, 2006

cc:	Seth Hamot

Andrew Siegel

William Weaver, Esq.

EXHIBIT A

[UBS Logo Appears Here]	UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 www.ubs.com

January 6, 2006

COSTA BRAVA PARTNERS III

RRH CAPITAL MANAGEMENT

420 BOYLSTON ST. 5 F

BOSTON, MA 02116

ATTN: SETH HAMOT

Please be advised that on the close of business of January 6, 2006, the following position was being held by UBS for the following account:

Account:	Costa Brava Partners III – Account #[Redacted]
Security:	TechTeam Global Inc. (TEAM) – Cusip 878311109
Shares Held:	873943

Sincerely,

/s/ George C. Landrove, Jr.

George C. Landrove, Jr.

UBS

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

EXHIBIT B

Roark, Rearden & Hamot

Capital Management, LLC

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a SPECIAL POWER of ATTORNEY, that Costa Brava Partnership III L.P. (“Costa Brava”), does hereby appoint Kasowitz, Benson, Torres & Friedman LLP, a firm engaged in the practice of law with its principal office at 1633 Broadway, New York, New York 10019, as its attorney-in-fact to act on behalf of Costa Brava to seek inspection of documents and records of Techteam Global, Inc. pursuant to Section 220 of the Delaware General Corporate Law.

Costa Brava, through its authorized agent, has executed this POWER of ATTORNEY which is effective as of the date set forth below.

Costa Brava Partnership III L.P.

By:	/S/ SETH W. HAMOT
Seth W. Hamot

Its:	Authorized Agent

Dated:	January 9, 2006

420 Boylston Street

Boston, Massachusetts 02116

Tel: (617) 595-4400

Fax: (617) 267-6785